UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On April 10, 2024, NeuroSense Therapeutics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the institutional purchaser identified on the signature page thereto (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchaser (the “Registered Direct Offering”), (i) an aggregate of 1,732,000 of the Company’s ordinary shares, no par value (the “Ordinary Shares”), at an offering price of $1.50 per share; and (ii) an aggregate of 1,248,000 pre-funded warrants, each representing the right to acquire one Ordinary Share (the “Pre-Funded Warrants”), at an offering price of $1.4999 per Pre-Funded Warrant, for gross proceeds of approximately $4.47 million before deducting the placement agent fee and related offering expenses.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the Registered Direct Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, prior to closing, each of the directors and executive officers of the Company, will have entered into a lock-up agreement, pursuant to which they agree not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the 90-day period following the closing of the Registered Direct Offering.

In addition, the Company agreed that (i) it will not conduct any issuances of our Ordinary Shares for a period of sixty (60) days following closing, subject to customary exceptions, and (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with the resale of the unregistered warrants issued in the concurrent private placement). In addition, the Company agreed that it will not conduct any sales of Ordinary Shares or equivalent securities involving a variable rate transaction for a period of one hundred and eighty (180) days following the closing provided that after sixty (60) days the Company shall be permitted to make sales pursuant to an at-the-market facility.

The Ordinary Shares and Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-269306) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on January 30, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated April 10, 2024 (the “Prospectus Supplement”).

In a concurrent private placement (together with the Registered Direct Offering, the “Offering”), pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser an aggregate of 2,980,000 ordinary warrants, each representing the right to acquire one Ordinary Share (the “Ordinary Warrants” and, together with the Ordinary Shares and the Pre-Funded Warrants, the “Securities”). The Ordinary Warrants are exercisable immediately upon issuance at an exercise price of $1.50 per Ordinary Share, and will expire on the fifth anniversary of the original issuance date. The issuances of the Ordinary Warrants and the Ordinary Shares issuable upon the exercise of the Ordinary Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and Prospectus Supplement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. The Purchase Agreement requires the Company to use commercially reasonable efforts to cause a registration statement on Form F-1 providing for the resale by holders of Ordinary Shares issuable upon the exercise of the Ordinary Warrants, to become effective within 60 days, or within 90 days of the filing of the registration statement in the event of a full review by the SEC, and to keep such registration statement effective as provided in the Purchase Agreement.

On April 10, 2024, the Company entered into a placement agency agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agent Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Placement Agent has agreed to credit us 3.5% of the placement agent fee and has also agreed to be paid the placement agent fee in the form of a $50,000 fee in cash and to receive 70,964 of our Ordinary Shares. The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $25,000.

The foregoing summaries of the Placement Agent Agreement, the Purchase Agreement, the Ordinary Warrants and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1, 10.2, 10.3 and 4.1, respectively, to this Report on Form 6-K, which are incorporated herein by reference. A copy of the press release related to the Offering entitled “NeuroSense Announces Pricing of $4.5 Million Registered Direct Offering and Concurrent Private Placement” is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the opinions of Goldfarb Gross Seligman & Co. and Greenberg Traurig P.A. relating to the legality of the issuance and sale of the Ordinary Shares and the Pre-Funded Warrants, respectively, are attached as Exhibits 5.1 and 5.2 hereto, respectively.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306 and 333-260338) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Report are forward-looking statements including, without limitation, as to the consummation of the offering described above, the expected proceeds from the offering, the intended use of proceeds and the timing of the closing of the offering. Forward-looking statements contained in this Report may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting, a delay in patient enrollment in the planned Phase 3 pivotal ALS trial of PrimeC; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of the company; the ability to regain compliance with Nasdaq’s continued listing standards; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 3, 2024. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant.
5.1	Opinion of Goldfarb Gross Seligman & Co.
5.2	Opinion of Greenberg Traurig P.A.
10.1	Placement Agent Agreement, dated as of April 10, 2024, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners.
10.2	Form of Securities Purchase Agreement, dated as of April 10, 2024, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto.
10.3	Form of Ordinary Warrant.
23.1	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).
23.2	Consent of Greenberg Traurig P.A. (included in Exhibit 5.2).
99.1	Press Release, dated April 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: April 12, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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